

August 3, 2015

Anthony G. Morrow
Corporate Secretary
Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, FL 32837

> **Re:** **Darden Restaurants, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 20, 2015**
> **File No. 001-13666**

Dear Mr. Morrow:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please file a form of proxy card as required by Rule 14a-6 of Regulation 14A.

Proposal 7 – Eliminate the supermajority voting requirement for certain business combinations with interested shareholders, page 19

2. Please revise to briefly explain the reasons for and general effect of the proposed amendment to eliminate the supermajority voting requirement for certain business combinations with interested shareholders. Refer to Item 19 of Schedule 14A. In so doing, please also revise to clarify whether the company will be governed by Section 607.0901 of the Florida Business Corporation Act, since it appears from your disclosure on page 2 that the requirements of this provision will apply

following the amendment, but your disclosure here, and Section (3) of Article VIII of your proposed Articles of Incorporation set forth in Appendix A, still indicate that you have opted not to be governed by this provision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure